UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4						OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol - Geerlings & Wade, Inc. (GEER)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __X__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Palo Alto Investors	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year December 2000
(Street) 470 University Avenue			5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person __X_ Form filed by More than One Reporting Person See Note 1.
(City) (State) (Zip) Palo Alto CA 94301	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)		5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
	Code	V	Amount	(A) or (D)	Price
Common Stock	12/06/00	P	5,000	A	1.875	711,700	I	See Notes (2) and (3)
Common Stock	12/11/00	P	2,800	A	1.875	711,700	I	See Notes (2) and (3)
Common Stock	12/12/00	P	3,000	A	1.875	711,700	I	See Notes (2) and (3)
Common Stock	12/14/00	P	9,000	A	1.8333	711,700	I	See Notes (2) and (3)
Common Stock	12/15/00	P	4,500	A	1.8125	711,700	I	See Notes (2) and (3)
Common Stock	12/18/00	P	2,000	A	1.6563	711,700	I	See Notes (2) and (3)
Common Stock	12/19/00	P	5,800	A	1.625	711,700	I	See Notes (2) and (3)
Common Stock	12/20/00	P	3,000	A	1.6667	711,700	I	See Notes (2) and (3)
Common Stock	12/26/00	P	1,400	A	1.8661	711,700	I	See Notes (2) and (3)
Common Stock	12/27/00	P	11,300	A	1.8125	711,700	I	See Notes (2) and (3)
Common Stock	12/28/00	P	5,800	A	1.7963	711,700	I	See Notes (2) and (3)
Common Stock	12/29/00	P	2,300	A	1.875	711,700	I	See Notes (2) and (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of (i) Palo Alto Investors, a registered investment adviser and general partner of investment limited partnerships; and (ii) William L. Edwards, controlling shareholder of Palo Alto Investors. The reporting persons constitute a group within the meaning of Rule 13d-5(b)(1) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

(2) These securities are owned by an investment advisory client of Palo Alto Investors or by an investment limited partnership of which Palo Alto Investors is the general partner.

(3) Each reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported except to the extent of such reporting person's pro rata pecuniary interest therein.

PALO ALTO INVESTORS

By: /s/ William Leland Edwards January 18, 2001

President

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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JOINT FILER INFORMATION

Name: William Leland Edwards

470 University Avenue

Palo Alto, CA 94301

Designated Filer: Palo Alto Investors

Issuer & Ticker Symbol: Geerlings & Wade, Inc. (GEER)

Statement for Month/Year: December 2000

Signature: /s/ William Leland Edwards

William Leland Edwards